Exhibit 107.

Calculation of Filing Fee Tables

Form S-1

(Form Type)

Fidelity & Guaranty Life Insurance Company

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered and Carry Forward Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee

Newly Registered Securities
Fees to be Paid	Other	Individual Single Premium Deferred Indexed-Linked Annuity Contracts and interests therein	457(o)	N/A	N/A	$4,999,000,000.00	$110.20 per $1,000,000	$550,889.80
Fees Previously Paid	Other	Individual Single Premium Deferred Indexed-Linked Annuity Contracts and interests therein	457(o)	N/A	N/A	$1,000,000.00	$92.70 per $1,000,000	$92.70
		Total Offering Amounts				$5,000,000,000.00		$550,982.50
		Total Fees Previously Paid						$92.70
		Total Fee Offsets						$0
		Net Fee Due						$550,889.80